Exhibit 99.2

PERDIGÃO’S BALANCE SHEET REFLECTS IMPACTS OF

INTERNATIONAL BUSINESS ENVIRONMENT

With the recovery in exports, prospects for the next few months look better

Perdigão’s export volumes were down 8.4% in the first quarter compared to the same period in 2005 due to the decline in the consumption of poultry meat following widespread avian influenza outbreaks in Europe and the Middle East in January and February. With an oversupplied international market, average prices in Reais fell 15.7%, reflecting a decline of 22.8% in export revenues.

From March onwards, the international market saw a slight improvement in imported volume in line with a reduction in the number of cases of the disease and the more limited exposure given to the question by the media. However, there was no corresponding improvement in prices indicating that the recovery to historical levels of exports is unlikely before the beginning of the second semester.

Pork meat exports were also adversely impacted during the quarter by the trade ban introduced by Russia, the leading international market for the product, and  imposed at the end of December 2005, following outbreaks of foot and mouth disease in the states of Mato Grosso do Sul and Paraná. This led to a 10.3% fall in pork export volumes.

Another factor undermining overseas trading performance was the average sharp appreciation of the Real against the US dollar at around 17.3% compared with the same period last year.

Domestic sales volume posted an increase of 13.8%. However, gross sales increased by only 1.1% compared to the same period 2005. Weaker overseas demand, especially for in natura products, triggered oversupply in the domestic market as well, with average prices sliding 7.6%.

This trading environment impacted Company results as a whole. Gross sales in the quarter reached R$ 1.2 billion against R$ 1.4 billion for the same period in 2005. Gross profit was R$ 249.4 million, a reduction of 24.2%, caused mainly by weaker international demand.

Net income for the quarter was R$ 10.4 million, 85.5% down on the first three months of 2005 while EBITDA at R$ 64.3 million, registered a decline of 56.3%.

The Company sought to adjust its business to the changing international environment in the period by revamping its strategies for the remainder of the year to ensure a speedy resumption in output, interrupted at two industrial units for the annual shut-down, and a recovery to historical levels of exports that have been a characteristic of company performance in the last few years. At the same time, Perdigão continued its expansion projects, in strict compliance with the plan established at the outset, including the construction of the new agroindustrial complex in Mineiros (GO).

First quarter investments totaled R$ 95.4 millions, 62% more than the same period in 2005. Resources were allocated to various projects, the most notable of which were work in progress at Mineiros, startup of which is slated for January 2007, and the new hatchery for poultry and the expansion of the cooked products line in Carambeí (PR).

THE QUARTER’S NUMBERS

R$ million

	1Q06	1Q05	% Change
Gross Sales	1,229.1	1,371.6	(10.4)
Domestic Market	720.8	713.3	1.1
Exports	508.3	658.3	(22.8)
Net Sales	1,055.5	1,203.5	(12.3)
Gross Profit	249.4	329.2	(24.2)
EBIT	26.3	122.0	(78.5)
Net Income	10.4	71.8	(85.5)
EBITDA	64.3	147.3	(56.3)
Capex	95.4	58.9	62.0
Earnings per share R$*	0.08	0.54	(85.5)

* Consolidated earnings per share (in R$), excluding treasury stock and taking into account the stock split approved by the Ordinary and Extraordinary Shareholders’ Meeting of March 8 2006, ratified on April 12 2006

May, 12th 2006.

Feel free to contact Edina Biava/Gabriela Las Casas, Investor Relations, f. 55 11 3718.5301/ 3718.5791

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.